September 8, 2025

Yongsheng Liu
Chief Executive Officer and Director
Newbridge Acquisition Ltd
Unit B 17/F, Success Commercial Building
245-25, Hennessy Road, Wanchai, Hong Kong

       Re: Newbridge Acquisition Ltd
           Registration Statement on Form S-1
           Filed August 29, 2025
           File No. 333-289966
Dear Yongsheng Liu:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed August 29, 2025
Description of Securities
Ordinary Shares, page 155

1. Please expand your disclosure in this section to describe the provision in Section 29 of your Form of Amended and Restated Memorandum and Articles of Association filed as Exhibit 3.2 as it relates to your ordinary shares, or advise.
Exhibits

2. We note the legal opinion filed as Exhibit 5.1. Please file a revised opinion that is not limited to whether holders of ordinary shares are liable for additional assessments or calls on the security by the company. The opinion as to whether the shares are non-
       assessable should also address whether shareholders are liable to the company's creditors. For guidance, please refer to Section II.B.1.a of Staff Legal Bulletin No. 19,
       Legality and Tax Opinions in Registered Offerings (October 14, 2011). September 8, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-
3429 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Mary Beth Breslin at 202-551-3625
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Vivien Bai